Filed pursuant to Rule 433
Registration No. 333-55994
Post Apartment Homes, L.P.
6.30% Senior Notes due 2013

Term sheet dated May 31, 2006

Size:	$150,000,000

Coupon (Interest Rate):	6.30% per year

Yield to Maturity:	6.336%

Spread to Benchmark Treasury:	128 basis points

Benchmark Treasury:	3.625% UST due May 2013

Benchmark Treasury Price and Yield:	5.056%; 91-22 1/4

Interest Payment Dates:	June 1 and December 1

First Payment Date:	December 1, 2006

Maturity Date:	June 1, 2013

Price to Public:	99.800% of principal amount, plus accrued interest, if any, from the date of original issuance

Settlement Date:	T+3; June 5, 2006

Record Dates:	May 15 and November 15

Aggregate Price to Public:	$149,700,000

Expenses of the Company Excluding Underwriting Discount:	$450,000

Net Proceeds to the Company after Expenses:	$148,312,500

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 0.20% (twenty one-hundredths of one percent)

Dealer Concession:	0.375%

Reallowance:	0.250%

Joint Book-Running Managers:	Wachovia Capital Markets, LLC	$70,000,000
	J.P. Morgan Securities Inc.	$70,000,000

Co-Managers:	SunTrust Capital Markets, Inc.	$2,500,000
	Wells Fargo Securities, LLC	$2,500,000
	Daiwa Securities America Inc.	$2,500,000
	PNC Capital Markets LLC	$2,500,000
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Securities toll-free at 1-800-326-5897 or JPMorgan toll-free at (212) 834-4533 (call collect).
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